Exhibit 99.297

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

NexTech AR Solutions Corp.
c/o 1200-750 West Pender Street
Vancouver, BC V6C 2T8

2.	DATE OF MATERIAL CHANGE

April 8, 2021

3.	NEWS RELEASE

News release dated April 8, 2021 was disseminated through the facilities of BusinessWire.

4.	SUMMARY OF MATERIAL CHANGE

NexTech AR Solutions Corp. (the “Company” or “NexTech”) closed a $14 Million Bought-Deal Offering of Units.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

NexTech closed its bought-deal short-form prospectus offering pursuant to which the Company issued 2,801,500 units of the Company (the “Units”) at a price of $5.00 per Unit and 100,000 common share purchase warrants, as partial exercise of the over-allotment option, for aggregate gross proceeds to the Company of approximately $14 million (the “Offering”).

The Offering was led by Research Capital Corporation (formerly Mackie Research Capital Corporation) as the sole underwriter and sole bookrunner (the “Underwriter”).

Each Unit consists of one common share of the Company (each a "Common Share") and one-half of one Common Share purchase warrant of the Company (each whole Common Share purchase warrant, a "Warrant"). Each Warrant entitles the holder thereof to purchase one Common Share at an exercise price of $6.00 at any time until April 8, 2023, subject to an accelerated expiry if the volume-weighted average price of the Common Shares on the Neo Exchange Inc. (the “Exchange”) (or such other stock exchange where the majority of the trading volume occurs) exceeds $10.00 for 15 consecutive trading days. At any time after such an occurrence, the Company may give written notice (via news release) to the holders of the Warrants that the Warrants will expire at 4:00 p.m. (Vancouver time) on the 30th day following the giving of notice unless exercised by the holders prior to such date.

The net proceeds raised under the Offering will be used for working capital and other purposes as described in the final short form prospectus of the Company dated March 31, 2021 prepared in connection with the Offering.

This press release is not an offer to sell or the solicitation of an offer to buy the securities in the United States or in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification or registration under the securities laws of such jurisdiction. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, or any state securities laws. Accordingly, the securities may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from U.S. registration requirements and applicable U.S. state securities laws.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER

Evan Gappelberg

Chief Executive Officer
info@nextechar.com

(631) 655-6733

9.	DATE OF REPORT

April 9, 2021

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